SIMPSON THACHER & BARTLETT LLP

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NEW YORK, NY 10017-3954

(212) 455-2000

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E-MAIL ADDRESS
DIRECT DIAL NUMBER	JKAUFMAN@STBLAW.COM
(212) 455-2948

May 9, 2014

VIA OVERNIGHT COURIER AND EDGAR

Re:                                   Adeptus Health Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted April 22, 2014
CIK No. 0001602367

Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Adeptus Health Inc. (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 5, 2014 (the “comment letter”) relating to the above-referenced Amendment No. 1 to the draft Registration Statement on Form S-1 submitted on April 22, 2014 (the “Registration Statement”).  The Registrant has revised the Registration Statement in response to the Staff’s comments and to include additional disclosure, and is confidentially submitting concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”) for non-public review.

To assist your review, we have retyped the text of the Staff’s comments in italics below.  Page references in the text of this letter correspond to the pages of Amendment No. 2.  Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2.  The responses and information described below are based upon information provided to us by the Registrant.

Summary, page 1

Organizational Structure, page 9

1.              Please expand the second paragraph under this heading, which begins on page 9, to explain that Class B shares of the registrant will be issued to the Post-IPO Unit Holders as part of the Reorganization Transactions so as to confer voting rights in the registrant on such holders in the same proportion as their economic interest in Adeptus Health LLC.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 10.

Use of Proceeds, page 13

2.              We note your response to our prior comment 15. Please add the revised disclosure regarding your Advisory Services Agreement that you have added to page 132 of your amended draft registration statement to your discussions of such agreement on pages 14, 52 and 65.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 14, page 53, page 66 and page 67.

Risk Factors

“If we are unable to negotiate…,” page 26

3.              Please define “gross revenue list price” where it is used in this risk factor to explain the type of contract it applies to and how an increase in that price resulted in an increase in reimbursement in 2011.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 26.

“Use of Proceeds, page 52

4.              We note your response to our prior comment 22. Please revise your disclosure to provide specific information regarding how you intend to use funds that become available under your credit facility. For example, please disclose whether you will use the funds to acquire sites or construct or equip any of the twenty new facilities. Please make any conforming changes under Liquidity on page 86.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 53 and page 88.

Unaudited Pro Forma Financial Information, page 62

Unaudited Pro Forma Consolidated Statements of Operations for the Year Ended December 31, 2013, page 63

5.              Please tell us if SCP III’s unrealized gains on investments in the Consolidated Statements of Operations relate to SCP III’s investment in First Choice ER, LLC and if so, please provide pro forma adjustments to your Pro Forma Consolidated Statements of Operations to remove these unrealized gains. Please make conforming changes to the Unaudited Pro Forma Consolidated Statements of Operations for the Three Months Ended March 31, 2014 on page 67.

In response to the Staff’s comment, the Registrant notes that SCP III’s unrealized gains on investments in the Consolidated Statements of Operations do relate to SCP III’s investment in First Choice ER, LLC.  As such, we have revised the notes to the Pro Forma Consolidated Statements of Operations to include discussion of these adjustments.  In response to the Staff’s comment, the Registrant has revised the disclosure on page 64 and page 69 to include a new footnote 2.

Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2014, page 65

6.              We note your pro forma adjustment to your unaudited pro forma consolidated balance sheet to remove the investments in First Choice ER, LLC based on footnote 3. In addition, please provide similar pro forma adjustments to remove the deferred tax, liability, additional paid-in capital and retained earnings associated with the investments or explain to us why you are not required to do so.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 66 and page 67.

* * * * * * *

In further response to the Staff’s prior comment 4 set forth in the comment letter dated April 10, 2014 relating to additional facility openings during the remainder of 2014, the Registrant advises the Staff that it has revised the disclosure on page 1 and elsewhere in the document to update the number of facilities that it expects to have in operation by the end of 2014 from 50 to 53. The Registrant continues to believe the disclosure is reasonable based on the number of locations currently contained in its development pipeline for 2014 and the status of each location in relation to the typical development timeline.

Please call me at (212) 455-2948 if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:                                Securities and Exchange Commission

Dana Hartz

Andrew Mew

Christina De Rosa

Adeptus Health Inc.

Thomas S. Hall

Graham B. Cherrington

Cleary Gottlieb Steen & Hamilton LLP

David C. Lopez

James D. Small